August 9, 2012

VIA EDGAR

Mr. H. Roger Schwall

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-5546

Re:  World Fuel Services Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 23, 2012

Comment Letter dated July 26, 2012

File No. 1-09533

Dear Mr. Schwall:

This letter sets forth the response of World Fuel Services Corporation (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your comment letter dated July 26, 2012. For your convenience, we have included the text of the Staff’s comments (numbered as set forth in the Comment Letter) followed by our response.

1.     We note you disclose that your customers include military fleets in your aviation segment and U.S. and foreign governments in all three segments. Please clarify whether you define the U.S. government as one customer collectively. In that regard, we refer to your disclosure that no single customer from each segment accounted for more than 10% of total consolidated revenue in each of your segment descriptions.

We supply fuel to various U.S. federal agencies, including, but not limited to the U.S. Army, U.S. Navy, U.S. Air Force, U.S. Coast Guard, the NOAA, and the FBI.  We consider each of these agencies to be distinct customers from a business perspective for a variety of reasons.  This notwithstanding, even if we were to define all of these agencies collectively as one customer, we can confirm that the U.S. government would not account for more than 10% of the Company’s total consolidated revenue.

2.     You state that “(f)rom time to time, certain of (y)our subsidiaries have had limited business dealings in…Cuba, Iran, Syria and Sudan.” You also state on your website that you serve the airports located in Aleppo, Damascus, Deirezzor, and Latakia in Syria. Cuba, Iran, Syria, and Sudan are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria, and Sudan, whether through subsidiaries, distributors, or other direct or indirect arrangements, since your letter to us dated February 26, 2010. Your response should describe any products and services that you have provided or intend to provide into Cuba, Iran, Syria, and Sudan, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Certain of the Company’s subsidiaries obtain permission from government aviation authorities for our clients’ aircraft to overfly their countries.  On behalf of our clients, we also pay fees imposed by governments related to such overflights.  As discussed in previous letters to the Staff, these services are provided to clients in connection with their overflight of, among other countries, Cuba, Iran, Sudan and Syria.  Such services are provided in accordance with general or specific licenses issued by the Treasury Department’s Office of Foreign Assets Control (“OFAC”) or pursuant to travel exemptions from sanctions regulations administered by OFAC.  The customers for whom the Company’s subsidiaries procure such services are corporate and commercial aviation clients, including commercial air carriers, air charter companies and flight support companies.  Pursuant to a general OFAC license that authorizes transactions in support of activities of the United Nations in Sudan, our subsidiaries also provide services from time to time to aircraft that have been engaged by the United Nations, one of its agencies, or one of their contractors in connection with their activities in Sudan.

With regard to Syria, we note that prior to the issuance of an Executive Order on August 18, 2011, the provision of services to Syria by U.S. persons was not prohibited.  Accordingly, prior to that date, our provision of fuel and services at marine and aviation ports in Syria would have been permissible.  After the issuance of the Executive Order, the services we offer with respect to Syria have been limited to the procurement of overflight permits and payment of related fees on behalf of clients flying over Syria, as authorized by a license issued by OFAC.

The foregoing constitutes the limited activities our subsidiaries have engaged in with respect to Cuba, Iran, Sudan and Syria since the date of our February 26, 2010 letter and our subsidiaries may continue to provide these services in the future in accordance with our licenses or exemptions from applicable sanctions regulations.

The airport locator application on the Company’s website simply identifies the location and provides the general telephone number of airports around the world; it does not constitute a list of the airports at which we provide services.  We do not provide services at the airports located in Aleppo, Damascus, Deirezzor or Latakia.  If someone selects one of these airports on our website through the airport locator application, our website provides the following message:  “We currently do not have handling options at [AIRPORT NAME].”

3.     You state that you responded to two administrative subpoenas from OFAC requesting information regarding your transactions involving Cuba and Sudan, and that you “identified certain transactions that may have resulted in violations of U.S. sanctions regulations or (y)our OFAC-issued licenses…” Please describe to us any material developments related to, and the current status of, the OFAC matter.

We are currently engaged in discussions with OFAC to resolve the matters contained in our responses to OFAC’s two administrative subpoenas.  As we have previously disclosed, OFAC may assess penalties against us in order to resolve these matters.  We continue to believe that the mitigating factors we have identified to OFAC, and which we have outlined to the Staff in our prior letters, should apply in these circumstances, although any determination regarding the applicability of such mitigating factors will be made by OFAC.  However, the Company continues to expect that these matters will not result in a material adverse effect on the business, financial condition or results of operations of the Company.

4.     Please discuss for us the quantitative materiality of the contacts with Cuba, Iran, Syria, and Sudan you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. Your response should address the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.

Our business associated with Cuba, Iran, Syria and Sudan accounted for approximately 0.00093%, 0.00053% and 0.00034% of our consolidated revenues in 2009, 2010 and 2011, respectively.  Our business associated with these countries accounted for approximately 0.00009% of our consolidated revenues during the first six months of 2012.  We do not expect that our business associated with these countries will increase materially from this level.

We note the Staff’s request to also address the approximate dollar amount of assets and liabilities over these periods with respect to our business with these sanctioned countries.  We do not have assets dedicated to sanctioned country-related business and, accordingly, there is no information of this nature to be provided.  Further, given the limited nature of our business with these sanctioned countries, any liabilities associated with such business during these periods would have been immaterial.

Given the limited nature of the Company’s and its subsidiaries’ contacts with Cuba, Iran, Syria and Sudan, the safeguards for regulatory compliance the Company has in place, the continuing review and enhancement of those safeguards and the fact that our contacts with these sanctioned countries generate such an insignificant percentage of our consolidated revenues, we do not believe that these contacts pose a material investment risk for our security holders.

5.     We note that you discuss some of the reasons for changes in various line items of your statements of operations although there appear to be instances where the overall change is not sufficiently addressed. When there is more than one reason for a significant change, you should quantify the impact of each reason having a material impact on the overall change in the line item. For example, you indicate that $2.4 billion of the $5.7 billion increase in aviation segment revenue relates to organic and acquired growth but do not quantify the extent to which income was affected by these reasons individually. Please expand your disclosure to quantify and discuss the reasons for material changes to comply with Item 303(a)(3) and Instruction 4 to paragraph 303(a) of Regulation S-K.

We acknowledge the Staff’s comment, and to the extent that there is more than one reason for a significant change in a line item of our statement of operations, we will quantify each of those reasons that we believe has a material impact on the overall change to that line item.  We endeavored to prepare our disclosure in our quarterly report on Form 10-Q for the quarter ended June 30, 2012, which was filed on August 1, 2012 (the “Second Quarter 2012 10-Q”) on this basis, and will do so in future filings.

6.     We note that you report combined revenues from sales of fuel and sales of related services. Tell us why you have not separately reported revenues and cost of sales for each of these revenue sources, as would ordinarily be necessary to comply with Rules 503(b)(1) and (2) of Regulation S-X. For example, you would need to report revenues from fuel sales and cost of fuel sales separately from revenues from services and cost of services if these are material; and you would need to address significant changes in these measures in MD&A. Please also disclose the information about products and services required by FASB ASC 280-10-50-40.

We have not separately reported revenues and cost of revenues for services because our revenues are almost entirely related to fuel products, which represented 99.68% of our total revenue and 93.3% of our gross profit for 2011.  Accordingly, as our income derived from services revenues is less than 10% of our total consolidated income, separate reporting is not required under Rule 5-03(b)(1) and (2) of Regulation S-X.  Further, given the insignificant nature of our results derived from services, we do not believe that disclosure is required pursuant to FASB ASC 280-10-50-40.

7.     We understand from various press reports that Cathay Pacific Airways Ltd. has commenced legal proceedings claiming that you supplied tainted fuel to two of its aircraft on or about April 13, 2010. Tell us the extent to which other customers have made similar claims, indicate your assessment of all such claims, describe your efforts to identify the source of contamination, and submit your estimate of reasonably possible loss. Please clarify how the absence of disclosure concerning this matter in your filing complies with FASB ASC 45-20-50.

On April 11, 2012, Cathay Pacific Airways Limited (“Cathay”) filed a writ in the High Court of the Republic of Singapore against one of our subsidiaries, World Fuel Services (Singapore) Pte Ltd. (“WFSS”), alleging property damage and bodily injuries arising out of the emergency landing of a Cathay aircraft in Hong Kong on April 13, 2010, which Cathay alleges was caused by contaminated fuel supplied by WFSS. Cathay also alleges that WFSS supplied contaminated fuel to a Cathay flight originating from the same airport on April 12, 2010. Although not specified in the writ, Cathay claims damages of approximately $34 million.

As of the filing of our Form 10-K for the fiscal year ended December 31, 2011, we did not believe that there was sufficient basis to conclude that there was a reasonable possibility of a loss requiring disclosure under FASB ASC 450-20-50 at that time.  We reached this conclusion in part because of the absence of a filed claim (Cathay did not file a claim until April 11, 2012), as well as the existence of various defenses with respect to this matter.  As of the filing of our Second Quarter 10-Q, our assessment was that a reasonable possibility of a loss existed and therefore disclosure concerning the claim filed by Cathay was included.  However, because the outcome of litigation is inherently uncertain, we cannot estimate the possible loss or range of loss for this matter.  We continue to believe that we have strong defenses to this claim, and that in any event any liability of ours with respect to this matter should be adequately covered by insurance.

The Hong Kong Civil Aviation Department in conjunction with Indonesian authorities has commenced an investigation into the cause of the incident. Because we have not been provided access to fuel samples, the facilities at issue and other evidence necessary to conduct a meaningful investigation of the incident, and because a governmental authority had specifically undertaken to investigate the incident, to date we have relied primarily on the findings of the Hong Kong Civil Aviation Department to identify the source of contamination.

Finally, we are not currently aware of any claims made by other customers against the Company relating to the quality of aviation fuel provided by the Company that are similar in nature or significance to the claim made by Cathay or that we believe would pose a material investment risk for our security holders.

Acknowledgment:

The Company acknowledges that:

(a)   the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission;

(b)   Staff comments or changes to a disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

(c)   the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact R. Alexander Lake, General Counsel, or the undersigned at (305) 428-8000.

Very truly yours,

/s/ Ira M. Birns
Ira M. Birns
Executive Vice President and Chief Financial Officer